Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
February 16, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brad Skinner, Accounting Branch Chief

Re:	IONA Technologies PLC
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed April 19, 2006;
Form 6-K Filed July 20, 2006;
Form 6-K Filed August 15, 2006

File No. 000-29154
Dear Mr. Skinner:
This letter is being furnished in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 28, 2006 (the “Comment Letter”) to Peter Zotto, Chief Executive Officer of IONA Technologies PLC (“IONA” or the “Company”), with respect to the Company’s annual report on Form 20-F for the Fiscal Year Ended December 31, 2005, which was filed on April 19, 2006.
For your reference, the text of each of the Staff’s comments is reproduced below in italics, which are numbered to correspond with the numbers set forth in the Comment Letter. The Company’s responses to each comment immediately follow the reproduced text in regular typeface.

Mr. Brad Skinner
United States Securities and Exchange Commission

February 16, 2007
Form 20-F for the Fiscal Year Ended December 31, 2005
Note 1. Organization and Summary of Significant Accounting Policies
Revenue recognition, page F-6
1.	Your response to prior comment number 4 indicates that you consider pricing where “a substantial majority” of the amounts fall within a “relatively narrow range” is a reasonable basis for establishing VSOE. Clarify for us what you mean by the phrases “a relatively narrow range” and a “substantial majority”. Additionally, clarify for us why you believe that “substantial majority” of arrangements within a “relatively narrow range” of your price list is sufficient to support a conclusion that you have established VSOE for these services.
RESPONSE: In determining the fair value of undelivered elements such as product support and consulting services, the Company determines the VSOE for such elements based on the price for each such element when sold separately by the Company. The Company defines “a relatively narrow range” as being within plus or minus 15% of the list price established for its product support and consulting services offerings. As outlined in Table I below, the Company stratifies its product support transactions into seven (7) separate categories. Each of these categories is analyzed on a worldwide basis to establish VSOE for the Company’s product support contracts.
As Table I indicates, the Company has three (3) levels of support — “Standard”, “Silver” and “Gold”. The “Standard” level of support includes technical support available eight (8) hours per day, five (5) days per week, and minor product releases. “Silver” support includes technical support available twelve (12) hours per day, five (5) days per week, better issue resolution response times, and minor product releases. “Gold” support includes technical support available 24 hours per day, seven (7) days per week, better issue resolution response times, and minor and major product releases. All product releases are provided on a “when and if available” basis.
Additionally, the Company has three (3) customer classes — “End User”, “Licensee”, and “Enterprise”. An “End User” customer typically purchases the Company’s products and services for utilization within its organization. A “Licensee” customer is typically an independent software vendor that licenses the Company’s products to embed or bundle into its indigenous software application. An “Enterprise” customer licenses the Company’s products for utilization within its organization under an agreement that typically provides for deployment for a specific project or in a specific geography.
The Company prices its product support offerings as a percentage of net license fees, subject to a minimum fee for any given support level. As demonstrated by Table I, this established percentage differs by level of support and class of customer. If the calculation of the appropriate

Mr. Brad Skinner
United States Securities and Exchange Commission

February 16, 2007
support percentage multiplied by the net license fees results in an amount that is less than a minimum support fee specified in the Company’s price list, the Company charges the minimum support fee per its price list. The Company considers (i) transactions within plus or minus 15% of established product support prices, or (ii) the minimum product support fee, to be within the range of its VSOE of fair value.
The percentage of product support contracts within a relatively narrow range of plus or minus 15% of the established product support list prices or at a specified minimum support fee, based upon the Company’s latest annual analysis, are set forth in the following table:
Table I

			% of Product Support	% of Product Support
		Product Support	Transactions within	Transactions within
		Range Mid-Point as	VSOE Range (including	VSOE range (excluding
		% of Net Software	transactions where	transactions where
Support Level	Customer Class	License Fee	minimum is the price)	minimum is the price)
Standard	End User	17%	96%	96%
	Licensee	10%	97%	97%
Silver	End User	21%	97%	95%
	Licensee	13%	94%	90%
Gold	End User	29%	89%	87%
	Licensee	18%	88%	88%
	Enterprise	18%	83%	83%

Additionally, consulting services are sold on a stand-alone basis and are charged in accordance with our standard price list. Consulting services represent approximately 8% of total revenue and 97% of stand-alone sales when sold separately are within a narrow range of plus or minus 15% of list price.
The Company believes that the product support and consulting services transactions within the range of plus or minus 15% of list price or at a specified minimum amount represent a sufficient portion of transactions to support the conclusion that it has established VSOE. The Company believes a “substantial majority” to be represented by approximately 70% to 80% of transactions. Accordingly, the Company believes that the percentage of transactions within the VSOE ranges as described above exceeds a “substantial majority” of transactions.
In accordance with paragraph 10 of SOP 97-2, because the Company regularly sells product support contracts separately to customers who choose to renew their product support contracts beyond the initial term, and the pricing established for these renewal purchases are consistent with its list prices within a relatively narrow range, VSOE has been established for these services.

Mr. Brad Skinner
United States Securities and Exchange Commission

February 16, 2007
2.	Please further explain the application of, and basis for, your accounting policies for contracts for which prices are not within the determined range. In this regard, we note that for those contracts below the range you indicate that additional revenue is deferred for the undelivered elements. Please explain to us how you determine the amount of the additional amount of revenue to defer. Also, please explain to us your basis for concluding that adjustments were not necessary when the prices are above the range. As part of your response, describe the pricing, elements and other materials terms of example contracts that are not within the determined range. Additionally, provide reference to the authoritative literature you relied upon in determining your accounting.
RESPONSE: If the Company sells a product support contract below the low end of the VSOE range, the Company defers an additional amount of revenue in respect of that contract equal to the difference between the actual contractual rate and the midpoint of the applicable range for product support offerings. Recognition of that additional amount is deferred and recognized as revenue over the contractual product support period. If the product support contract rate is above the high end of the applicable VSOE range for product support offerings, no adjustment is made, but rather the contractually stated product support amount is deferred and recognized over the period of the support contract. The Company’s treatment of product support contracts sold at a rate above the high end of the VSOE range accords with paragraph 14 of SOP 97-2, which states that the amount of the arrangement’s fee allocated to delivered elements does not meet the criterion of collectability if it is subject to forfeiture, refund or other concession if undelivered elements are not delivered. Attributing a portion of an arrangement’s stated product support fee to the software license would result in such a situation, because product support generally is subject to cancellation during its term with a refund of the unused period.
The Company has from time to time found it necessary to provide product support at a reduced rate, falling below its VSOE range. These reduced-rate contracts typically include a net software license fee and annual product support renewable at the customers’ discretion. Factors contributing to the limited instances of reduced product support contract rates include pricing pressures, the necessity to protect long-term customer relationships, pressures from competitive technology alternatives and the willingness by a customer to enter into longer term contractual commitments in exchange for a reduced price. As an example, two such agreements with customers provided for annual product support rates which were substantially below the Company’s established VSOE range. In both of these examples, the terms of the contract were greater than one year and involved long-term customer relationships. In the case of reduced-rate contracts, the Company is guided by paragraphs 56-62 of SOP 97-2, and therefore uses the midpoint of its VSOE of fair value, as contrasted to the product support value of the specific reduced rate contract, to determine the amount of revenue that should be deferred and recognized over the contract period.

Mr. Brad Skinner
United States Securities and Exchange Commission

February 16, 2007
If you have any questions with regard to the Company’s response or would like to discuss any of the matters covered in this letter, please contact the undersigned at (617) 570-1091 or Christopher M. Mirabile, the Company’s General Counsel, at (781) 902-8000.

Sincerely,
/s/ Mark T. Bettencourt
Mark T. Bettencourt

cc:	Christopher M. Mirabile, Esq., IONA Technologies PLC